UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.2)*

KBR Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48242W106
(CUSIP Number)

12/31/2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ''filed'' for the purpose of Section 18 of the Securities Exchange Act of 1934 (''Act'') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 48242W106		13G	Page 2 of 6 Pages

1.		NAME OF REPORTING PERSON I.R.S. INDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Huber Capital Management, LLC 20-8441410
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)		☐
(b)		☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
5,639,406
	6.	SHARED VOTING POWER
0
	7.	SOLE DISPOSITIVE POWER
11,036,494
	8.	SHARED DISPOSITIVE POWER
0
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,036,494
10.		CHECK BOX IF THE AGGREGRATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.74% (see reponse to Item 4)
12.		TYPE OF REPORTING PERSON* (see instructions) IA

*SEE INSTRUCTIONS BEFORE FILLING OUT

Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

KBR Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

601 Jefferson Street
Suite 3400
Houston, TX 77002

Item 2(a).	Name of Persons Filing:
Item 2(b).	Address of Principal Business Office, or if None, Residence:
Item 2(c).	Citizenship

Huber Capital Management, LLC
2321 Rosecrans Ave, Suite 3245
El Segundo, CA 90245
(Delaware)

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

48242W106

Page 4 of 6 Pages

Item 3.	If This Statement Is Filed Pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c),
Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Exchange
Act (15 U.S.C 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the
Exchange Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☒	An investment adviser in accordance with §240.13d-
1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance
with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance
with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the Investment
Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
	If this statement is filed pursuant to Rule 13d-1 (c), check this box.		☐

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:	11,036,494
	(b)	Percent of class:	7.74%
	(c)	Number of shares as to which such person has:
		(i) Sole power to vote or to direct the vote:	5,639,406
		(ii) Shared power to vote or to direct the vote:	0
		(iii) Sole power to dispose or to direct the disposition of:	11,036,494
		(iv) Shared power to dispose or to direct the disposition of:	none

Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 13th day of February, 2017

Huber Capital Management, LLC

By:/s/ Gary Thomas
Gary Thomas
Principal, COO/CCO